Aaron D. McGeary, The McGeary Law Firm, 405 Airport Fwy.,
Suite 5, Bedford Texas 76021
(817) 282-5885, (817) 282-5886 (fax)

November 29, 2006

Mr. Jeffery Riedler
Ms. Song Brandon
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Drayton Harbor Inc.
Registration Statement on Form SB-1
Filed September 09, 2006.
File No.333-137160

Dear Mr. Riedler and Ms. Brandon,

In response to your letter dated October 4, 2006, Drayton Harbor Inc. has made changes to its filing. The changes made are detailed in this letter and the descriptions correspond to the headings and numbering of the items listed in your letter.

General

3. We have added page numbers to our filling, beginning on page three, with the document proper.

4. We have added three maps to our filing.

Prospectus Summary

5. We have revised our use of the defined terms for Drayton Harbor Resources Inc. and Canyon Gold Mine.

Risk Factors

6. We have revised our filing under this heading to ensure that capital letters are used appropriately.

7. We have revised our filing under this heading and throughout the document to eliminate any reference to private placement memorandum.

8. We have revised our filing to eliminate any implication that there are other risks to investors other those explicitly stated in our document.

“The Company has never earned a profit. There is no guarantee that we will ever…”

9. We have revised our filing under this heading to disclosure that the Company is operating under a net loss and have indicated our accumulated deficit here.

“The Company was recently formed, and we have not proven…”

10. We have revised our filing under this heading to eliminate any suggestion that the proceeds from the sale of the securities will go to the Company instead of the selling shareholder. All proceeds of the offering go to the selling shareholder.

“We have no operating history. There can be no assurance that we will be successful…”

11.We have revised our filing under this heading and others to ensure that each risk factor discusses risk and consequences relate to only one risk.

12. We have deleted reference to our “success to date…” and “any future growth” in our mineral exploration activities.

“We are solely governed by Mr. John Briner. Our sole executive officer and director…”

13. We have revised our filing under this heading to more accurately explain and identify that the “significant risk” described here is of a potential conflict of interest.

“Since Mr. John Briner, our sole executive officer and director, is not a resident of…

14. We have identified the country of residence for Mr. Briner. As well, we have altered our description of this risk to indicate that our Director has assets in the United States.

“Because our sole executive officer has other business interests, he may not be able…”

15. We have indicated under this heading the other specific time demands of John Briner, as well as the amount of time he spends each month on the affairs of the Company.

“Mineral exploration and prospecting is highly competitive and speculative business…”

16. We have revised our filing under this heading to more accurately describe our competitive context and the extent of mineral exploration in BC.

17. We have revised our filing here to clarify that we face no competition of exploration or removal of minerals on our claim only.

“The Company has not paid any cash dividends o nits shares of common stock and…”

18. We have revised our filing under this heading to indicate that investors will only see a return on their investment if the value of our shares appreciates.

“If we do not obtain additional financing our business will fail.”

19. We have revised and relocated this risk to address your comments of October 04, 2006.

20. We have revised this risk to indicate approximately how much funding we need to operate our business, how much we plan to raise and how long we will be able to run our operations with our current cash.

“If we do not conduct mineral exploration on our mineral claims and keep the claims…”

We have revised our filing under this heading to describe how we keep our claims in good standing and our commitment requirements.

Business of the Issuer

22. We have revised the sections, “Mining Claims’ and “Geology of the Mining Claims” to ensure that technical terms are described in the prospectus itself, and not just the glossary.

23. We have revised our glossary to include terms mentioned in the prospectus but not previously included in the glossary.

24. We have expanded the discussion under this heading to provide the background for our selection of the claim, given Mr. Briner’s lack of experience and expertise.

Exploration History and Previous Operations

25. We have provided as an exhibit marked third party documentation regarding ownership of the mine property and as referenced by us in the third paragraph under this heading. We have also included documentation with respect to our mining claims and our findings in all three paragraphs of this section.

26. The statements we include in the third paragraph of this section and made by Mr. A.E. “Buck” Morton were made during the course of an interview with the co-author of the Geology report, Jim Laird in 1985. No other third party documentation exists for this claim; consequently, we have elected to remove the third paragraph from this section and thereby eliminate references to discoveries of specific amounts of gold. Further, we have included the geology report as an exhibit and included Jim Laird as an expert in the registration statement.

27. We have revised to disclosure that NDP is an acronym for the Provincial New Democratic Party.

28. We have revised our filing under this heading to provide more context as to the NDP’s decision to make placer mining in this area illegal.

29. We have revised our filing to include under the section, “Buisness of the Issuer,” “Mining Claims” a description of how one “stakes” a mining claim in BC, how one maintains the claim, and how long one is able to maintain that claim.

30. We have revised our filing to eliminate all subjective descriptions, here and throughout the document.

Compliance with Government Regulations

31. We have a brief description of the federal and provincial regulations we are subject to and have added a link to the Federal Government website, which fully describes the regulatory regime for mining in Canada and British Columbia.

32. We have revised our disclosure under this heading to indicate that we are not aware of any current pending or forthcoming amendments to current laws, regulations and permits governing operations and activities of resource exploration companies.

Directors, executive Officers and Significant Employees

33. We have included the business experience of John Briner for the past five years.

Financial Statements

34. We have provided financial statements up until the most recent practical date, in this case, July 31, 2006. We understand that we are required to provide quarterly financial statements upon being declared effective.

Income Statement for the Period Ended July 31, 2006

35. We have revised our filing, here and under the heading “Liquidity and Capital Resources”, to describe how we have recorded the property purchase as “other expenses”, consistent with SFAS No. 144, par. 25 and 26.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

36. We have revised our filing to include under this heading to describe, with reference to Statement of Financial Accounting Standards No. 33, paragraph 2, our accounting policy with respect to the exploration and development costs that we will incur in executing our proposed work program.

If you have any questions or concerns, please feel free to contact us anytime.

/S/ Aaron D. McGeary

The McGeary Law Firm, 405 Airport Fwy.,
Suite 5, Bedford Texas 76021
(817) 282-5885, (817) 282-5886 (fax)